FINAL TERM SHEET

Filed Pursuant to Rule 433
Registration Statement No. 333-180329

ARCH CAPITAL GROUP (U.S.) INC.

$500,000,000 5.144% Senior Notes due 2043

Fully and Unconditionally Guaranteed by

ARCH CAPITAL GROUP LTD.

Issuer:	Arch Capital Group (U.S.) Inc.
Guarantor:	Arch Capital Group Ltd.
Security:	5.144% Senior Notes due 2043 (the “Notes”)
Security Type:	SEC Registered
Anticipated Ratings (Moody’s / S&P / Fitch):*	A3 / A- / A-
Principal Amount:	$500,000,000
Issue Price:	100.000%
Underwriting Discount:	0.875%
Trade Date:	December 10, 2013
Settlement Date:	December 13, 2013 (T + 3)
Maturity Date:	November 1, 2043
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
Coupon:	5.144%
Interest Payment Dates:	Semi-annually on May 1 and November 1 of each year, commencing on May 1, 2014
Day Count Convention:	30 / 360
Special Mandatory Redemption:

If (i) the Purchase Agreements relating to the Acquisition are terminated on any date prior to June 30, 2014, (ii) the Issuer or the Guarantor publicly announces on any date prior to June 30, 2014 that the Acquisition will not be pursued or (iii) the Acquisition is not consummated prior to June 30, 2014, then the Issuer will be required to redeem the Notes at 101% of their aggregate principal amount together with accrued and unpaid interest on the notes from the Settlement Date up to, but not including, the applicable date of the Special Mandatory Redemption.  See “Description of Notes — Special Mandatory Redemption” in the preliminary prospectus supplement, dated December 10, 2013, for more information.

Optional Redemption:

The Issuer may redeem some or all of the Notes at any time at a “make-whole” redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes, discounted to the redemption date on a semiannual basis at the treasury rate plus 20 basis points. See “Description of Notes—Optional Redemption” in the preliminary prospectus supplement, dated December 10, 2013, for more information.
Treasury Benchmark:	3.625% due August 15, 2043
Treasury Benchmark Price; Yield:	96-04+ ; 3.844%
Spread to Treasury Benchmark:	+130 basis points
Yield to Maturity:	5.144%
CUSIP / ISIN:	03938JAA7 / US03938JAA79
Joint Book-Running Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC
Senior Co-Manager:	Lloyds Securities Inc.
Co-Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. ING Financial Markets LLC U.S. Bancorp Investments, Inc.

* An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated ratings of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 and Wells Fargo Securities, LLC toll free at 1-800-326-5897.

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